Exhibit 12

SUPERVALU INC.

Ratio of Earnings to Fixed Charges

(unaudited)

	Second Quarter	Fiscal Year-to-Date	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	September 10, 2005	September 10, 2005	February 26, 2005	February 28, 2004	February 22, 2003	February 23, 2002
	(In thousands, except ratios)
Earnings before income taxes	$53,608	$198,373	$600,864	$454,880	$408,004	$331,998
Less undistributed earnings of less than fifty percent owned affiliates	474	3,057	2,587	(15,793)	(16,368)	(13,450)

Earnings before income taxes	54,082	201,430	603,451	439,087	391,636	318,548
Interest expense	31,070	76,653	137,500	165,581	182,499	194,294
Interest on operating leases	10,749	24,202	45,121	44,280	44,864	35,971

Subtotal	95,901	302,285	786,072	648,948	618,999	548,813

Total fixed charges	$41,819	$100,855	$182,621	$209,861	$227,363	$230,265

Ratio of earnings to fixed charges	2.29	3.00	4.30	3.09	2.72	2.38